UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 8*

KEMPER CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

488401100

(CUSIP Number)

Singleton Group LLC

3419 Via Lido, #630

Newport Beach, CA 92663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 488401100	13D	Page 2 of 7 Pages

(1)	Names of reporting persons. Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    15.1% (based on the number of shares outstanding as of April 30, 2014 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.)

(14)	Type of reporting person (see instructions) OO

CUSIP NO. 488401100	13D	Page 3 of 7 Pages

(1)	Names of reporting persons. William W. Singleton, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    15.1% (based on the number of shares outstanding as of April 30, 2014 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 4 of 7 Pages

(1)	Names of reporting persons. Christina Singleton Mednick, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,334,520
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,334,520
(11)	Aggregate amount beneficially owned by each reporting person 8,334,520
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    15.1% (based on the number of shares outstanding as of April 30, 2014 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 5 of 7 pages

(1)	Names of reporting persons. Donald E. Rugg, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 393
	(8)	Shared voting power 8,334,913
	(9)	Sole dispositive power 393
	(10)	Shared dispositive power 8,334,913
(11)	Aggregate amount beneficially owned by each reporting person 8,334,913
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)

Percent of class represented by amount in Row (11)

    15.1% (based on the number of shares outstanding as of April 30, 2014 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.)

(14)	Type of reporting person (see instructions) IN

CUSIP NO. 488401100	13D	Page 6 of 7 pages

SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on August 24, 2000, as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2000, Amendment No. 2 to Schedule 13D filed on March 22, 2005, Amendment No. 3 to Schedule 13D filed on August 17, 2007, Amendment No. 4 to Schedule 13D filed on December 23, 2008, Amendment No. 5 to Schedule 13D filed on February 3, 2010, Amendment No. 6 to Schedule 13D filed on July 14, 2010 and Amendment No. 7 to Schedule 13D filed on October 7, 2013 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Donald E. Rugg, Caroline W. Singleton as to Amendments No. 1 and 2, and Christina Singleton Mednick as to Amendments No. 3, 4, 5, 6 and 7, relating to beneficial ownership of shares of common stock of Kemper Corporation (formerly known as Unitrin, Inc.) (such stock, the “Common Stock”). Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged from the last filed amendment to Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed to reflect the disposition by the Singleton Group LLC of 1,100,000 shares of Common Stock of Kemper Corporation through open market transactions in January 2014 and May 2014 (through May 8, 2014). This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007 incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION.

The information in Item 4 of the Schedule 13D is supplemented as follows:

Singleton Group LLC has disposed of Common Stock from time to time as part of its overall investment strategy. In January 2014 and May 2014 (through May 8, 2014), Singleton Group LLC has sold 1,100,000 shares of Common Stock in open market transactions. The details of all dispositions were reported on Form 4s pursuant to Section 16 of the Exchange Act. Transactions in which shares were sold by Singleton Group LLC in the last sixty (60) days are described in more detail in Item 5 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) After giving effect to the disposition of 1,100,000 shares of Common Stock reported herein, Singleton Group LLC and Christina Singleton Mednick and William W. Singleton, as Managers of Singleton Group LLC, are beneficial owners of 8,334,520 shares of Common Stock, which constitutes 15.1 percent of the outstanding Common Stock; Donald E. Rugg is a beneficial owner of 8,334,913 shares of Common Stock, which constitutes 15.1 percent of the outstanding Common Stock (all percentage figures are based on the number of shares outstanding as of April 30, 2014 as reported on Kemper Corporation’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014).

(b) After giving effect to the disposition of 1,100,000 shares of Common Stock reported herein, Singleton Group LLC and Christina Singleton Mednick, William W. Singleton and Donald E. Rugg, as Managers of Singleton Group LLC, share dispositive and voting power with respect to 8,334,520 shares of Common Stock. In addition to the foregoing shares, Donald E. Rugg has sole voting and dispositive power with respect to 393 shares of Common Stock which he owns individually and directly.

(c) Singleton Group LLC has sold Common Stock in open market transactions in the last 60 days as follows:

Trade Date	Number of Shares Sold	Average Sale Price Per Share*
5/5/14	113,027	39.00
5/6/14	1,867	37.81
5/6/14	148,133	38.17
5/7/14	70,137	37.17
5/7/14	129,863	37.53
5/8/14	86,973	37.68

*	Represents the average sale price of the shares sold on the open market on a given date. The Singleton Group LLC has reported all dispositions on Form 4s pursuant to Section 16 of the Exchange Act for all shares sold on the open market in the last 60 days. The Form 4 filings are publicly available and contain additional detail on the sale prices of the shares sold on a given date.

CUSIP NO. 488401100	13D	Page 7 of 7 pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented as follows:

7.1	Incorporated by reference herein is the Joint Filing Statement Dated August 17, 2007 filed with Amendment No. 3 to Schedule 13D.

7.2	Incorporated by reference herein is the Power of Attorney for Christina Singleton Mednick filed with Amendment No. 6 to Schedule 13D.

7.3	Incorporated by reference herein is the Power of Attorney for William W. Singleton filed with Amendment No. 6 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2014	Singleton Group LLC, a Delaware limited liability company

	By:	/S/ DONALD E. RUGG
Donald E. Rugg, Manager

Christina Singleton Mednick

	By:	/S/ DONALD E. RUGG
Donald E. Rugg, as Attorney-in- fact for Christina Singleton Mednick

William W. Singleton

	By:	/S/ DONALD E. RUGG
Donald E. Rugg, as Attorney-in- fact for William W. Singleton

/S/ DONALD E. RUGG
Donald E. Rugg